

October 4, 2021

Kevin G. Burke
President and Chief Executive Officer
Donegal Group Inc.
1195 River Road
Marietta, PA 17547

       Re: Donegal Group Inc.
            Registration Statement on Form S-3
            Filed September 30, 2021
            File No. 333-259921

Dear Mr. Burke:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact David Gessert at 202-551-2326 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Finance